Exhibit 99.1

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Feb. 29, 2008	Feb. 28, 2007	Feb. 29, 2008	Feb. 28, 2007	Feb. 29, 2008
REVENUE	$3	$37	$30	$67	$843

EXPENSES
Cost of sales	1	6	2	12	105
Research and development	2,222	672	4,251	3,125	118,110
General and administrative	863	833	2,702	3,028	54,025
Stock-based compensation (note 4)	217	105	529	368	7,782
Depreciation and amortization of fixed assets	81	98	240	298	9,465
Operating expenses	3,384	1,714	7,724	6,831	189,487
Interest expense on convertible debentures	258	259	799	786	3,031
Accretion in carrying value of convertible debentures	285	236	824	682	2,975
Amortization of deferred financing charges	35	27	101	79	382
Interest income	(120)	(137)	(435)	(362)	(11,859)
Loss from operation for the period	3,839	2,062	8,983	7,949	183,173
Loss/(Gain) on sale of shares (note 1)	11	-	(6,299)	-	(6,299)
Net loss and other comprehensive loss for the period	3,850	2,062	2,684	7,949	176,874
Deficit, beginning of period as previously reported	173,051	170,439	174,190	164,552	-
Change in accounting policy (note 2)	-	-	27	-	27
Deficit, beginning of period as revised	173,051	170,439	174,217	164,552
Deficit, end of period	$176,901	$172,501	$176,901	$172,501	$176,901
Basic loss per share	$0.02	$0.01	$0.01	$0.04
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	215,751	210,670	214,386	202,287

See accompanying notes to the unaudited interim consolidated financial statements

Lorus Therapeutics Inc.
Interim Consolidated Balance Sheets

	As at	As at
(amounts in 000's)	February 29, 2008	May 31, 2007
(Canadian dollars)	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$3,399	$1,405
Short term investments (note 5)	8,762	7,265
Prepaid expenses and other assets	599	335
Amount held in escrow (note 1)	600	-
	13,360	9,005
Long-term
Marketable securities and other investments (note 5)	-	3,728
Fixed assets	315	503
Deferred arrangement costs	-	1,262
Goodwill	606	606
	921	6,099
	$14,281	$15,104

LIABILITIES
Current
Accounts payable	$910	$1,104
Liability to repurchase warrants	-	252
Deferred gain on sale of shares (note 1)	600	-
Accrued liabilities	902	1,421
	2,412	2,777
Long-term
Secured convertible debentures (note 6)	12,491	11,566

SHAREHOLDERS' EQUITY
Common shares (note 3)	158,513	157,714
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 4(c))	4,771	4,898
Contributed surplus (note 3(d))	9,181	8,525
Deficit accumulated during development stage	(176,901)	(174,190)
	(622)	761
	$14,281	$15,104

See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation Note 1

Lorus Therapeutics Inc.
Interim Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Feb. 29, 2008	Feb. 28, 2007	Feb. 29, 2008	Feb. 28, 2007	Feb. 29, 2008
Cash flows from operating activities:
(Loss) for the period	$(3,850)	$(2,062)	$(2,684)	$(7,949)	$(176,901)
Less: Gain on sale of shares	11	-	$(6,299)		(6,299)
Items not involving cash:
Stock-based compensation	217	105	529	368	7,782
Interest on convertible debentures	258	259	799	786	3,031
Accretion in carrying value of convertible debentures	285	236	824	682	2,975
Amortization of deferred financing charges	35	27	101	79	382
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	81	98	240	953	22,026
Other	15	-	(4)	-	730
Change in non-cash operating working capital	362	(468)	(977)	(1,123)	305
Cash used in operating activities	(2,586)	(1,805)	(7,471)	(6,204)	(145,969)
Cash flows from financing activities:
Issuance of debentures, net of issuance costs	-	-	-	-	12,948
Issuance of warrants	-	-			37,405
Repurchased of warrants	-	-	(252)	-	(252)
Proceeds on sale of shares, net of amount held in escrow and arrangement costs	(11)	-	7,561	-	6,299
Issuance of common shares, net	-	-	-	11,654	109,025
Additions to deferred financing charges	-	(530)	-	(530)	(245)
Cash provided by (used in) financing activities	(11)	(530)	7,309	11,124	165,180
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	1,071	(2,418)	2,208	(5,325)	(8,785)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(13)	(3)	(52)	(3)	(6,121)
Proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in) investing activities	1,058	(2,421)	2,156	(5,328)	(15,812)
Increase (decrease) in cash and cash equivalents	(1,539)	(4,756)	1,994	(408)	3,399
Cash and cash equivalents, beginning of period	4,938	7,040	1,405	2,692	-
Cash and cash equivalents, end of period	$3,399	$2,284	$3,399	$2,284	$3,399

See accompanying notes to the unaudited consolidated interim financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., formerly 6650309 Canada Inc. (the “Company” or “New Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2007 except as described in note 2.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2007, including the Supplemental Financial Information attached thereto.

The information presented as at February 29, 2008 and for the three and nine months ended February 29, 2008 and February 28, 2007 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Reorganization

On November 1, 2006, the Company was incorporated as 6650309 Canada Inc. pursuant to the provisions of the Canada Business Corporation Act and did not carry out any active business from the date of incorporation to July 10, 2007.  From its incorporation to July 10, 2007, the Company was a wholly owned subsidiary of 4325231 Canada Inc, formerly Lorus Therapeutics Inc. ("Old Lorus").

On July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (the “Investor”) and its affiliate, Pinnacle International Lands, Inc. (the “Arrangement”).  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from New Lorus and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million less an escrowed amount of $600 thousand, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed 4325231 Canada Inc.

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to the Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States. The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252 thousand upon closing of the Arrangement.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of New Lorus reflects the financial position, results of operations and cash flows as if New Lorus has always carried on the business formerly carried on by Old Lorus.  Consequently, all comparative figures presented in these interim consolidated financial statements are those of Old Lorus.

As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.3 million.  The gain on sale of shares was decreased by $11 thousand in the quarter reflecting an adjustment to transaction costs.  Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described above.  Those tax attributes remaining with Old Lorus are no longer available to the Company.  In reference to those indemnifications, $600 thousand of the proceeds on the transaction have been held in escrow until the first anniversary of the transaction (July 2008).  The Company has deferred the proceeds held in escrow as its fair value estimate of the obligation for the indemnifications provided, and will make adjustments to this estimate as the amount held in escrow is released.

b) Future operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company’s research and development activities is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity on October 6, 2009 should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company’s product candidates or to repay the convertible debentures on maturity.

Management believes that the Company’s current level of cash and cash equivalents and short term investments will be sufficient to execute the Company’s current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents to satisfy this obligation.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

2.	Change in Accounting policy - Financial instruments

Effective June 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855), retroactively without restatement of prior periods. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.  As a result of adopting the above standards, the Company did not recognize any other comprehensive income in its financial statements.

Upon adoption of the new standards on June 1, 2007, the Company designated its financial assets and liabilities as follows:

Cash and cash equivalents:
Cash and cash equivalents as at June 1, 2007 and acquired thereafter continue to be classified as held-for-trading investments and measured at fair value.  By virtue of the nature of these assets, fair value is generally equal to cost plus accrued interest.  Where applicable, any significant change in market value would result in a gain or loss being recognized in the consolidated statement of loss and deficit.  As a result of adopting the new standards, there was no material change in valuation of these assets resulting in a gain or loss to be recognized in the current financial statements.

Short term investments:
Short term investments consist of fixed income government investments and corporate instruments.  Any fixed income government investments and corporate instruments that are not cash equivalents are classified as held-to-maturity investments except where the Company does not intend to hold to maturity and therefore the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statement of loss and deficit.  As a result of adopting the new standards, the Company designated certain corporate instruments previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in an increase in the opening deficit accumulated during the development stage by $27 thousand and recognized a net gain in the consolidated statement of loss and deficit for the nine month period ended February 29, 2008 of $4 thousand.

Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are typically short-term in nature and classified as other financial liabilities.  These liabilities are carried at amortized cost.  As a result of adopting the new standards, there is no material change in the carrying value of these liabilities resulting in a gain or loss to be recognized in the current financial statements.

Secured convertible debentures:
The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855.  The deferred financing charges related to the secured convertible debentures, formerly included in long term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method ($271 thousand at February 29, 2008).

Embedded derivatives:
Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

The Company did not identify any embedded derivatives that required separation from the related host contract as at June 1, 2007 that resulted in a material adjustment to the consolidated interim financial statements.

Transaction costs:
Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

Guarantee:
On July 10, 2007, as part of the Arrangement, the Company, including its subsidiaries, indemnified Old Lorus and its directors (note 1).  This indemnity is required to be accounted for at fair value in accordance with Section 3855.  Management has accrued an amount of $600 thousand being the amount held in escrow and has recorded this amount as a deferred gain on sale of shares within its liabilities.  The fair value of the indemnity will be reassessed as the escrowed amount is released in July 2008.

3.	Share capital

(a) Continuity of common shares and warrants

(amounts and units in 000's	Common Shares		Warrants
except Original Share amount)	Number	Amount	Number	Amount
Balance at November 30, 2006
Original Share	1	$1	-	$-
Balance, May 31, 2007	1	$1	-	$-
Surrender of Original Share	(1)	(1)	-	-
Share exchange (note 1)	212,628	157,800	-	-
Interest payments (b)	865	184	-	-
Balance at August 31, 2007	213,493	$157,984	-	$-
Interest payments (b)	1,280	271	-	-
Balance at November 30, 2007	214,773	$158,255	-	$-
Interest payments (b)	1,452	258	-	-
Balance at February 29, 2008	216,225	$158,513	-	$-

On July 10, 2007 as part of the Arrangement described in note 1, the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  Based on a continuity of interests accounting, the following share table reflect transactions in share capital as if the Company had always carried on the business of Old Lorus:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

	Common Shares		Warrants
(amounts and units in 000's)	Number	Amount	Number	Amount
Balance at May 31, 2006	174,694	$145,001	3,000	$991
Equity issuance (c)	33,800	11,640	-	-
Interest payments (b)	792	265	-	-
Stock option exercises	46	22	-	-
Balance at August 31, 2006	209,332	$156,928	3,000	$991
Interest payments (b)	1,031	262	-	-
Balance at November 30, 2006	210,363	$157,190	3,000	$991
Interest payments (b)	915	259	-	-
Balance at February 28, 2007	211,278	$157,449	3,000	$991

Balance at May 31, 2007	212,266	$157,714	-	$-
Interest payments (b)	1,227	270	-	-
Balance at August 31, 2007	213,493	$157,984	-	$-
Interest payments (b)	1,280	271	-	-
Balance at November 30, 2007	214,773	$158,255	-	$-
Interest payments (b)	1,452	258	-	-
Balance at February 29, 2008	216,225	$158,513	-	$-

(b)	Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged.  Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c)	Equity issuances

On July 10, 2007 as part of the Arrangement described in note 1, the Company surrendered its Original Share, and exchanged all of the shares in Old Lorus for an equivalent number of shares of the Company.  The transactions below occurred in Old Lorus, however as a result of the exchange in shares, the shares issued in these transactions became shares in New Lorus.

On August 30, 2006, Old Lorus issued 28.8 million common shares at a price of $0.36 per common share and received $10.4 million in gross proceeds.  In connection with the transaction, the investor received demand registration rights that will enable the investor to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, Old Lorus issued 5.0 million common shares at a price of $0.36 per common share and received $1.8 million.

Old Lorus incurred expenses of $527 thousand related to these issuances, which have been recorded as a reduction to share capital.

During the three months and nine months ended February 29, 2008, no stock options were exercised (three and nine months ended February 28, 2007 - 46 thousand stock options were exercised for proceeds of $14 thousand)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

(d)	Continuity of contributed surplus

	Nine months ended February 29, 2008	Nine months ended February 28, 2007(1)
Balance, beginning of year	$8,525	$7,665
Forfeiture of stock options	656	41
Balance, end of period	$9,181	$7,706
        (1) The comparative amounts represent those of Old Lorus - see note 1.

(e)	Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

4.	Stock-based compensation

	Three months ended February 29, 2008		Three months ended February 28, 2007(1)
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding at beginning of period	14,012	$0.50	14,066	$0.55
Granted	3,350	$0.20	-	-
Exercised	-	-	-	-
Forfeited	(174)	$0.42	(509)	$0.33
Outstanding at end of period	17,188	$0.44	13,557	$0.58

	Nine months ended February 29, 2008		Nine months ended February 28, 2007(1)
	Options (000’s)	Weighted average exercise price	Options (000’s)	Weighted average exercise price
Outstanding at beginning of period	12,988	$0.59	10,300	$0.70
Granted	6,048	$0.21	5,318	$0.30
Exercised	-	-	(46)	$0.30
Forfeited	(1,848)	$0.74	(2,015)	$0.33
Outstanding at end of period	17,188	$0.44	13,557	$0.58
        (1) The comparative amounts represent those of Old Lorus - see note 1.

For the three and nine month periods ended February 29, 2008 stock compensation expense of $217 thousand (2007 - $105 thousand) and $529 thousand (2007 - $368 thousand), was recognized in the respective periods representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002 and the incremental compensation expense relating to amending the terms of certain stock options as explained below.

In September 2007, the Company extended the option exercise period to those directors not seeking re-election at the annual general meeting and Dr. Wright in relation to his options earned as President and Chief Executive Officer.  These transactions result in modification of the terms of the original awards, and the incremental compensation expense relating to the modified options amounted to approximately $83 thousand that is included in the nine months ended February 29, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

(b) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended Feb 29, 2008	Nine months ended Feb 29, 2008	Three months ended Feb 28, 2007(1)	Nine months ended Feb 28, 2007(1)
Risk free interest rate	3.75-4.00%	3.75-4.75%	4.50%	4.50%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	77%	77-80%	75%	75-80%
Expected life of options	5 years	5 years	5 years	5 years
Weighted average fair value of options granted or modified in the period	$0.13	$0.14	$0.18	$0.20
        (1) The comparative amounts represent those of Old Lorus - see note 1.

 (c) Continuity of stock options

(amounts in 000's)	2008	2007(1)
Balance at beginning of the year	$4,898	$4,525
Forfeiture of vested stock options	(18)	(16)
Stock option exercise	-	(8)
Stock option expense	103	113
Balance at August 31,	$4,983	$4,614
Stock option expense	209	150
Forfeiture of vested stock options	(587)	(21)
Balance at November 30,	$4,605	$4,743
Forfeiture of vested stock options	(51)	(4)
Stock option expense	217	105
Balance at February 28	$4,771	$4,844
        (1)  The comparative amounts represent those of Old Lorus - see note 1.

5.   Short term investments

     As at February 29, 2008
(amounts in 000’s)	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Held-to-maturity investments:
Corporate instruments	8,286	-	8,286	3.63 - 4.60%
Held-for-trading investments:
Corporate instruments	-	476	476	N/A
	$8,286	$476	$8,762

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

As at May 31, 2007(1)
(amounts in 000’s)	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$1,549	$-	$1,549	3.91%
Corporate instruments	5,716	3,728	9,444	3.89 - 4.11%
	$7,265	$3,728	$10,993
        (1)  The comparative amounts represent those of Old Lorus - see note 1.

At February 29, 2008, held to maturity investments are carried at amortized cost.  These investments have maturities varying from one to five months.  Certain corporate instruments have maturities greater than one year, however, the Company has designated these investments as “held-for-trading”, and have classified these investments as short term investments on the balance sheet.  These investments are carried at fair value.  The net increase in fair value for the nine months ended February 29, 2008 amounted to $4 thousand and has been included in the statement of loss and deficit.

At May 31, 2007 the carrying values of fixed income government investments and corporate instruments with maturities less than one year were carried at amortized cost.  At May 31, 2007, these investments had maturities of one to ten months.  Certain corporate instruments have maturities varying from one to five years and were been classified as long term.  These long-term corporate instruments were previously carried at amortized cost.  As a result of the adoption of Section 3855, these corporate instruments are now designated as “held-for-trading”, which resulted in an amount of $27 thousand being charged to the opening deficit, being the change in fair value of the instruments prior to May 31, 2007.  As this standard was applied retrospectively without restatement, the carrying value of the long-term corporate instruments at May 31, 2007 continues to be disclosed at amortized cost.

6.	Secured convertible debentures

The terms of the secured convertible debentures are described in note 12 to the financial statements contained in the Supplemental Financial Information of the Company's annual financial statements for the year ended May 31, 2007.  The debentures are due on October 6, 2009 and may be converted at the holder's option at any time into common shares of the Company at a conversion price of $1.00 per share.  The lender has the option to demand repayment in the event of default, including the failure to maintain certain covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at February 29, 2008 the term of the debt remains unchanged.

7.  Income taxes

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rates to pre-tax income from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

Significant components of the Company's future tax assets are as follows:

	February 29, 2008	May 31, 2007
Non-capital losses carried forward	$2,015	$24,459
Research and development expenditures	2,130	20,156
Book over tax depreciation	980	1,904
Intangible asset	3,392	-
Other	-	309
Future tax assets	8,517	46,828
Valuation allowance	(8,517)	(46,828)
	$-	$-

Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement (note 1(a)).  Those tax attributes remaining with Old Lorus are no longer available to the Company.

In assessing the realizable benefit from future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.  Due to the Company's stage of development and operations, and uncertainties related to the industry in which the Company operates, the tax benefit of the above amounts has been completely offset by a valuation allowance.

The Company has research and development expenditures, totaling $10.2 million for federal purposes and $4.3 million for provincial purposes, available to offset future taxable income, and these can be carried forward indefinitely.  In addition, the Company has non-capital losses carried forward of $6.8 million for federal purposes and $7.0 million for provincial purposes.  To the extent that the non-capital loss carried forward are not used, they expire as follows:

2008	$ 362
2009	741
2010	141
2015	10
2026	11
2027	4
2028	5,579
$ 6,848

8.	Contingent Liabilities

In October 2007, the Company received a statement of claim in respect of a dispute with a former employee.  The Company believes that the suit is without merit and will defend the action vigorously.  It is currently not possible to determine the outcome of such action and no provision has been made in the consolidated interim financial statements.

9.  Regulatory Matters

The Company received notice from the American Stock Exchange (AMEX) dated February 13, 2008 indicating that the Company needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii).  This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted Lorus from meeting the minimum stockholder's equity requirement. Pursuant to the letter, Lorus submitted to AMEX for its review and acceptance, a plan to bring the Company into compliance with the aforesaid stockholder's equity requirements within an eighteen-month period. Should this plan not be accepted by AMEX the Company will be subject to de-listing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 29, 2008 and February 28, 2007

10.  Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's method of presentation.

11.  Subsequent Events

On April 8, 2008 the Company announced that its subsidiary Genesense Technologies Inc. had signed an exclusive multinational license agreement with Zor Pharmaceuticals LLC (“ZOR”) formed as a subsidiary of Zoticon Bioventures Inc. (North America and Israel), a research-driven biopharmaceutical group whose purpose is to further develop and commercialize Virulizin® for human therapeutic applications.  ZOR will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North and South America, Europe and Israel.  GeneSense will retain rights in rest of the world.  The license agreement will continue until the date of the expiration of the last to expire royalty term (last to expire of the valid claims of the licensor’s patent rights) in any country.

Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$10 million upon the achievement of various milestone events and royalties that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.

Immediately prior to executing the license agreement, Lorus received 25% of the equity in ZOR in exchange for a capital contribution of $2,500.  This investment will be treated as an equity investment.  Lorus’ equity will not be subject to dilution on the first US$5 million of financing in ZOR.   Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.  The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge and establish a strong foundation for moving forward with the development program.  Under this agreement GeneSense has agreed to provide ZOR with 120 hours of consulting service at its own expense and thereafter will provide services at an agreed upon rate.  The service contract will last for one year unless stated otherwise in any project assignment that extends beyond one year but no longer than the date of termination of the License Agreement for any reason.

This transaction will be accounted for in the fourth quarter of fiscal 2008.